Filed Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Filer: Unilever PLC Subject Company: Unilever PLC (Commission File No.: 001-04546) The following investor presentation is being filed in connection with the proposed business combination between McCormick & Company, Inc. and Sandman Corporation, an indirect wholly owned subsidiary of Unilever PLC. A sharper, focused HPC pureplay Fernando Fernandez & Srinivas Phatak 31 March 2026 This investor presentation may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this investor presentation are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this investor presentation are: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever' ability to innovate and remain competitive; Unilever' investment choices in its portfolio management; the effect of climate change on Unilever' business; Unilever' ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever' supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high- quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Cautionary Statement Regarding Forward Looking Statements 2 The forward-looking statements speak only as of the date of this investor presentation. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group’s filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025. No Offer or Solicitation This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Important Information and Where to Find It This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov. The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom. Participants in Solicitation McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directors and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed since the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph. Cautionary Statement Regarding Forward Looking Statements 3

Creating two stronger, leading companies

1. **HPC pureplay** → leading positions in attractive categories, geographies and channels
2. **Synergistic capabilities** → across R&D, demand creation and operations
3. **Top-tier volume growth** → superior performance vs. HPC peers
4. **Higher quality financial model** → better gross margins, higher investment, enhanced returns
5. **Unlocking value** → a growth-led separation of Foods into a global flavour powerhouse

4 | Unilever

Scaled, global flavour powerhouse

Unilever FOODS

1. **Leadership in flavours and condiments across retail and foodservice**
2. **Two businesses** with **superior growth** trajectories
3. - **Leading, iconic brands** (Hellmann's, Knorr, & McCormick)
   - **High growth potential**(e.g. Frank's, Maille & Cholula)
   - **Foodservice scale & upside** (top of table and back of house)
4. **Leadership across developed markets** and **key emerging markets**
5. **Best-in-class R&D** and **culinary expertise** for superior innovation

5 | Unilever

Large, profitable and with momentum

	Unilever FOODS	+ Mc	Combined company FY 2025*
Sales	$12bn	$8bn	$20bn
USG	2.7%	2.0%	2.4%
UVG	1%	1%	1%
UOM	24%	17%	21%*

Synergy opportunity

- Leveraging a wider product range and global distribution infrastructure
- A "one stop shop" for front and back of house foodservice
- Targeting growth of 3-5%
- $600m annual run rate cost synergies net of reinvestments
- $100m reinvestment from incremental cost & revenue synergies to drive faster growth

Underlying Operating Margin for the Combined Company is shown on a pre-synergy basis
Unilever Foods based on 2025 preliminary carve-out financial information, prepared under IFRS and translated from EUR to USD at the Unilever 2025 average rate of ($1.124:€1.00).
Unilever sales and volume growth represents the USG and UVG for the transaction perimeter. McCormick numbers as prepared by McCormick & Co. Inc., including proforma adjustments to reflect the consolidation of Mexican business results. The pro forma Combined company information does not reflect any adjustments for differences between IFRS and US GAAP. Accordingly, the actual consolidated results of the combined group may differ. The combined information is presented for illustrative purposes only.

6 | Unilever

Unlocking significant value

1 Attractive valuation

$44.8bn
Enterprise value*

3.6x sales
13.8x EBITDA
Multiple** in line with Unilever & at premium to listed Food peers

2 Efficient structure

$15.7bn **cash**
65% of Mc **stock**

Reverse Morris Trust
Intended to be tax free in the US

3 Significant synergies

$600m
Annual run rate cost synergies in McCormick net of reinvestment

c.$100m
Reinvestment from incremental cost & revenue synergies


HELLMANN'S
EST.1913
REAL
MAYONNAISE

*Equity consideration and implied Enterprise Value based on trailing 1 month volume weighted average price of McCormick & Company, Inc. of $57.84 (non-voting shares) and the 1 month volume weighted average price of voting shares of $58.89.
Enterprise Value converted to EUR based on EUR/USD exchange rate as of 27th March.
**Valuation multiples based on 2025 reported Unilever financials for the Foods Business Group excluding India Foods.

7 | Unilever

Transaction implications



Knorr
CALDO DE POLLO
CHICKEN BOUILLON

- **Unilever to receive $15.7 billion cash and 65% of combined company**
  - Unilever shareholders to hold 55.1%
  - Unilever to retain a 9.9% stake*
- **Unilever to appoint 4 out of 12 Board directors**
  - Unilever Foods executives to serve in key leadership roles
- **International headquarters in the Netherlands**
- **Unilever's share of the capitalised value of synergies in the combined company fully offsets Unilever's tax and separation costs**
- **Expected to close by mid 2027****
- **India Foods remains within Unilever**

*Of fully diluted share capital
** The transaction is expected to close by the mid 2027, subject to shareholder, regulatory and customary approvals. Works counsel consultation will also be conducted prior to closing.

8 Unilever

A €39bn **HPC pureplay**



Vaseline

A new Unilever



Dove
serum+ radiance
OIL BODY WASH

FY 2025 *Pro Forma*	
Turnover	€ 39bn
Volume Growth	~ 2%
Gross Margin	> 48%
Brand Investment	> 18%
Underlying Operating Margin	> 19%

Pro forma based on 2025 reported Unilever financials, adjusted for the Foods Business Group excluding India Foods

10 Unilever

A focused portfolio built upon 10 category verticals



ALL-DAY FRESHNESS
MEN
Rexona
ADVANCED PROTECTION
72H BODY HEAT ACTIVATED
COBALT DRY

- Hair Care
- Skin Care
- Colour Cosmetics
- Wellbeing
- Deodorants
- Skin Cleansing
- Oral Care
- Fabric Care
- Dishwashers
- Household Care

2.0%
3YR CAGR
Market volume growth*

*Turnover weighted market volume growth based on Euromonitor data

11 Unilever

Accelerating our strategy



1. **Structurally higher growth**
   - More Beauty, Wellbeing and Personal Care
   - More US and India
   - More premium and digital commerce
2. Higher exposure to **population growth** & **wealth expansion**
3. **Synergistic, science and desire-led innovation system**
4. Simpler portfolio to enable **flawless execution**
5. **Better gross margins, higher investment, enhanced returns**

12 Unilever

Higher quality model

% of Turnover

More B&W & PC	~67%
More US & India	~38%
More Premium	↑
More dComm	↑



Stronger volume growth
CAGR 2023-2025
~+60bps
1.9%
~2.5%
Reported
New Unilever
Better gross margin
2025 pro forma
~+120bps
46.9%
>48%
Reported
New Unilever
Higher investment
Brand investment % of Turnover 2025 Pro Forma
~+200bps
16.1%
>18%
Reported
New Unilever



SPRAY DEO
COASTAL MIST

Pro forma based on 2025 reported Unilever financials, adjusted for the Foods Business Group excluding India Foods

13 Unilever

Proven superior performance

	Unilever	HPC Average**
Underlying sales growth 3-year CAGR*	~ 5.4%	4.6%
Underlying volume growth 3-year CAGR	~ 2.5%	0.3%
Gross margin expansion 2023 to 2025	~ +290bps	+250bps
Underlying operating margin expansion 2023 to 2025	~ +170bps	+120bps



*3-year growth CAGR 2023 to 2025; 2023 to 2025 bps;
**Blended average of listed HPC peers
Pro forma based on 2025 reported Unilever financials, adjusted for the Foods Business Group excluding India Foods

14 Unilever

Leading positions in highly attractive HPC categories



% of turnover*
Beauty & Wellbeing
33%
Personal Care
34%
Home Care
30%
India Foods
3%

- **#1 or 2 in ~90%** of turnover*
- **2nd largest Beauty** and **Personal Care company**
- **#1 in Home Care in key emerging markets**
- High quality, **fast-growing Wellbeing portfolio**



crumbl
Confetti Cake

*#1 or 2 based on 322 cell (category/country combinations) market share
Pro forma based on 2025 reported Unilever financials, adjusted for the Foods Business Group excluding India Foods

15 Unilever

25 Power Brands with global relevance and strong momentum

~78% of turnover

4.2% 3Y UVG CAGR

7.1% 3Y USG CAGR

Market leaders

Dove
Sunsilk
DIRT IS GOOD
Vaseline
Rexona

Digitally-native disruptors

LIQUID I.V.
OLLY
Dr. Squatch
HOURGLASS
NUTRAFOL

Pro forma based on 2025 reported Unilever financials, adjusted for the Foods Business Group excluding India Foods

16 Unilever

Superior footprint in faster-growing markets

Region	
North America	22% → 23%
Europe	19% → 14%
Latin America	15% → 15%
Asia Pacific Africa	44% → 48%

Developed Markets 38% | 62% Emerging Markets

Better exposure to key socioeconomic drivers

- Population growth
- Expansion of female labour force
- Urbanisation
- Growing number of households
- Wealth expansion

Pro forma based on 2025 reported Unilever financials, adjusted for the Foods Business Group excluding India Foods

17 Unilever

One shared demand creation model powered by synergistic capabilities

Desire at Scale

Powerful **Science**

Irresistible **Aesthetics**

Elevated **Sensorials**

Said by others

Young Spirited

A common set of capabilities

One scaled R&D platform
- AI-led formulation
- Core science streams
- Packaging design

One integrated value chain
- From procurement to manufacturing & distribution

For global repeatability, speed and enhanced returns

18 Unilever

Clear plan to manage costs and deploy capital

1 Stranded costs fully addressed

- c.€400-500m gross stranded costs
- c.€500m one-off restructuring to offset stranded costs*
- TSAs provide transition headroom

2 No operational dis-synergies

- Foods business group is a commercially standalone organisation

3 Disciplined use of cash proceeds

- Maintain c.2.0x leverage
- Pay for one-off separation & tax costs
- Support **c.€6bn share buybacks** (2026-2029)

*Restructuring costs to be incurred over 2027-2029

19 Unilever

Persil
WONDER WASH
SHORT CYCLES

Reaffirm our value creation model

Medium term value creation plan

- UVG of at least 2% → Mid-single digit growth (USG)
- Gross margin expansion → Modest margin improvement (UOM)
- ↓ Top 1/3rd shareholder returns*

*Relative to a defined peer group of HPC companies

20 Unilever


TATCHA
THE LONGEVITY SERUM

Disciplined capital allocation focused on growth and returns

1 Growth & productivity

~23% of turnover for brand, R&D, & capex investment

>50% of capex to productivity initiatives

2 Bolt-on Acquisitions

- US and India
- Premium
- Digitally native
- dComm-led

3 Capital returns

~60% Dividend payout ratio

~€6bn Share buybacks (2026-2029)

Pro forma based on 2025 reported Unilever financials, adjusted for the Foods Business Group excluding India Foods

21 Unilever



1. Value-creating separation of Foods
2. Sharper, focused HPC pureplay
3. Higher-quality value creation model

22 Unilever


Unilever
Dove MEN+care
aluminum-free
breeze

Q&A

24 Key structure details 1 2 3 4 Transaction will be structured as a Reverse Morris Trust (or RMT), whereby Unilever’s Foods Business will be distributed to Unilever shareholders and immediately merged with McCormick Unilever will retain a stake in the business such that, immediately following the merger, Unilever shareholders will own 55.1% of each class of McCormick stock and Unilever will retain 9.9% of each class of McCormick stock McCormick will borrow to fund a cash payment to Unilever of $15.7 billion, subject to certain closing adjustments Combines two high-performing, highly complementary businesses with significant growth opportunities 2525 Unilever Foods transaction perimeter Sales USG UOM €10.7bn 2.7% 24% UVG 1% FY 2025* UOP €2.6bn Unilever Foods based on 2025 preliminary carve-out financial information, prepared under IFRS. Unilever sales and volume growth represents the USG and UVG for the transaction perimeter. Cautionary Statement Regarding Forward Looking Statements This investor presentation may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this investor presentation are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this investor presentation are: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever' ability to innovate and remain competitive; Unilever' investment choices in its portfolio management; the effect of climate change on Unilever' business; Unilever' ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever' supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this investor presentation. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group’s filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025. No Offer or Solicitation This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Important Information and Where to Find It This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov. The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom. Participants in Solicitation McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directors and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed since the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.